TELMEX SHAREHOLDERS' MEETINGS

Mexico City, April 30, 2003. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that the holders of AA shares, A shares and L shares at their Annual, Extraordinary, and Special Meetings held April 29, 2003 approved the following issues:

  The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2002; the financial statements to that date and the report by the Statutory Auditor in accordance with Article 172 of the Corporation General Law (Ley General de Sociedades Mercantiles).

  The payment of a cash dividend of $0.62 pesos per share, was approved from the Net Tax Profit Account divided in four equal payments of $0.155 pesos per share, each payable since June 19, 2003, September 18, 2003, December 18, 2003 and March 19, 2004, respectively. For holders of American Depositary Shares specifically, the corresponding record dates will be June 18, 2003, September 17, 2003, December 17, 2003 and March 18, 2004 and the payment dates will be since June 26, 2003, September 25, 2003 December 26, 2003 and March 26, 2004, respectively.

  The motion to increase up to a maximum of 10 billion pesos, the amount of funds that can be allocated to purchase the Company's own shares was approved as of day that the Shareholders' Meetings were held and the adoption of other agreements regarding the corresponding repurchases of shares and the powers to carry them on, as well as any other related to the repurchase of shares.

  The acts of the Board of Directors for fiscal year 2002 were ratified and in particular, of the resolutions made at the meeting held on March 13, 2002 regarding the obligation of the Company to withdraw liabilities of any person related with the acquisition and placement of repurchased shares.

  During the Extraordinary Shareholders' Meeting, the proposal to carry out some changes in the bylaws was approved in order to comply with several regulatory rules of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and also to certain clauses that include the integration and powers of the Board of Directors.

  The elected Board of Directors is as follows:
Directors	Alternate Directors
1. Carlos Slim Helu	1. Patrick Slim Domit
2. Carlos Slim Domit	2. Arturo Elias Ayub
3. Emilio Azcarraga Jean (1)	3. Jorge Esteve Campdera(1)
4. Jaime Chico Pardo	4. Humberto Gutierrez Olvera Z.
5. Antonio Cosio Ariño (1)	5. Antonio Cosio Pando (1)
6. Amparo Espinosa Rugarcia (1)	6. Angeles Espinosa Rugarcia (1)
7. Elmer Franco Macias (1)	7. Agustin Franco Macias (1)
8. Angel Losada Moreno (1)	8. Jaime Alverde Goya (1)
9. Romulo O'Farrill Jr. (1)	9. Antonio del Valle Ruiz (1)
10. Juan Antonio Perez Simon (1)	10. Jose Kuri Harfush (1)
11. Fernando Senderos Mestre (1)	11. Fernando Solana Morales (1)
12. Marco Antonio Slim Domit	12. Eduardo Valdes Acra
13. James W. Callaway	13. Carlos Bernal Verea (1)
14. Mark E. Royse	14. Federico Laffan Fano (1)
15. Janet M. Duncan	15. Jorge A. Chapa Salazar
16. Rafael Kalach Mizrahi (1)	16. Bernardo Quintana Isaac (1)
17. Ricardo Martin Bringas (1)	17. Francisco Medina Chavez (1)

(1) Independent Directors in accordance with Article 14 Bis of the Securities Market Law (Ley del Mercado de Valores).

  Regarding the designation of the Statutory Auditor of the Company, Alberto Tiburcio Celorio was ratified as Statutory Auditor and Fernando Espinosa Lopez as Alternate Statutory Auditor.

  It was agreed that the Executive Committee will be integrated by the following members:

EXECUTIVE COMMITTEE
Directors	Alternate Directors
Carlos Slim Domit, Presidente	Marco Antonio Slim Domit
Juan Antonio Perez Simon	Antonio Cosio Ariño
Jaime Chico Pardo	Humberto Gutierrez Olvera Z..
Mark E. Royse	Janet M. Duncan

  Appointment of delegates to formalize and fulfill any of the resolutions made by these meetings.

TELMEX is the leading telecommunications company in Mexico with 14.7 million telephone lines in service, 2 million line equivalents for data transmission and 1.2 million Internet accounts. TELMEX offers telecommunications services through a 74 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.